UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	41-0285640

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast Minneapolis, Minnesota	55413

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Share Purchase Rights	New York Stock Exchange

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐
     Securities Act registration statement file number to which this form relates:  N/A (if applicable).
     Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Securities to be Registered
     On February 12, 2010, the Board of Directors of Graco Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Common Share of the par value of $1.00 per share (the “Common Shares”) of the Company. The dividend is payable on March 29, 2010 (the “Record Date”) to shareholders of record as of the close of business on that date.
     Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share of the par value of $1.00 per share (the “Preferred Shares”) of the Company at a price of $150 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 12, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent.
     Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate certificates evidencing the Rights (the “Right Certificates”) will be distributed. The Rights will separate from the Common Shares and a Distribution Date for the Rights will occur upon the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares) (such a date being the “Distribution Date”).
     Until the Distribution Date,
     (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares,
     (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and
     (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
     As promptly as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 29, 2020, unless extended or earlier redeemed or exchanged by the Company as described below.
     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:
     (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,
     (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or securities convertible into Preferred Shares at less than the then current market price of the Preferred Shares, or

     (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) hereof).
     The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Common Shares payable in Common Shares, or a subdivision, combination or consolidation of the Common Shares.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractional shares that are integral multiples of one one-thousandth (subject to adjustment) of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof a payment in cash is made based on the closing price (pro-rated for the fraction) of the Preferred Shares on the last trading date prior to the date of exercise.
     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current Purchase Price that number of Common Shares having a market value of two times the Purchase Price, subject to certain possible adjustments.
     In the event that, after the Distribution Date or within 15 days prior thereto, the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or otherwise transferred, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the Purchase Price.
     In certain events specified in the Rights Agreement, the Company is permitted to temporarily suspend the exercisability of the Rights.
     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange all or part of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares or equivalent securities at an exchange ratio per Right equal to the result obtained by dividing the Purchase Price by the current per share market price of the Common Shares, subject to adjustment.
     At any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment, payable in cash. The period of time during which the Rights may be redeemed may be extended by the Board of Directors of the Company if no person has become an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Board of Directors and the Company shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement.

     The terms of the Rights may be amended by the Board of Directors of the Company, subject to certain limitations after such time as a person or group of affiliated or associated persons becomes an Acquiring Person, without the consent of the holders of the Rights, including an amendment prior to the date a person or group of affiliated or associated persons becomes an Acquiring Person to lower the 15% threshold for exercisability of the Rights to not less than 10%. The Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     A copy of the Rights Agreement (including all exhibits thereto) is filed with this Registration Statement as Exhibit 1, and is incorporated by reference herein. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.
Item 2. Exhibits
1	Rights Agreement, dated as of February 12, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent

2	Form of Articles of Amendment of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Shares

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GRACO INC.
Date: February 16, 2010	By:	/s/ Karen Park Gallivan
Karen Park Gallivan
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description	Method of Filing
1	Rights Agreement, dated as of February 12, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent	Filed Electronically

2	Form of Articles of Amendment of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Shares	Filed Electronically